Mail Stop 4561
      October 27, 2005

Paul J. Quiner, Esq.
Senior Vice President and General Counsel
Per-Se Technologies, Inc.
1145 Sanctuary Parkway, Suit 200
Alpharetta, GA  30004

Re:  	Per-Se Technologies, Inc.
	Registration Statement on Form S-4
      Filed September 27, 2005
	File No. 333-128612

Dear Mr. Quiner:

      We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Condensed Combined Statements of Operations,
page
133

1. We note that NDCHealth`s Form 10-Q for the period ending
September
2, 2005 did not present the sale of the Information Management business as a discontinued operation. Tell us why you believe that the measurement date did not occur within that interim period. See paragraphs 30 and 43 of SFAS 144. If discontinued operations are not presented in historical financial statements, revise to present unaudited pro forma financial statement for each period presented in the Form S-4 in order to reflect the discontinuance of the Information Management business on NDCHealth`s historical financial statements. That is, revise to include separate pro forma financial statements for NDCHealth for the fiscal years ended May 27, 2005, May
28, 2004 and May 30, 2003 and the interim period ended September
2,
2005.

Incorporation by Reference, page 150
2. Amend the registration statement to specifically incorporate by reference the Forms 8-K filed after September 27, 2005 as well as any other reports "filed" pursuant to Section 13(a) before the effective date.

      As appropriate, please amend your filing and respond to the comments relating to the Form 10-Q within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tammy Tangen at 202-551-3443 or Stephen Krikorian at 202-552-3488 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or in her absence, to Anne Nguyen, Special Counsel at 202-551-3611. If you still require further assistance, please contact the undersigned at
202-551-3738.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc: 	Via facsimile:  404-572-5136
	Tyler Dempsey, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, GA  30309





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Paul J. Quiner, Esq.
Per-Se Technologies, Inc
October 27, 2005
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